UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File Number 002-39822

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(K) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EQUIFAX INC.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2012 consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2012 and 2011, and the related schedule thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

Table of Contents

FINANCIAL STATEMENTS AND EXHIBIT

Report of Independent Registered Public Accounting Firm	Page 1

(a) FINANCIAL STATEMENTS

Financial Statements As of and for the Years Ended December 31, 2012 and 2011

Statements of Net Assets Available for Benefits	Page 2

Statement of Changes in Net Assets Available for Benefits	Page 3

Notes to the Financial Statements	Page 4

Supplemental Schedule *

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012	Page 15

Signature	Page 16

(b) EXHIBITS	Page 17

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

* All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Equifax Inc. Group Plans Administrative Committee

Equifax Inc. 401(k) Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for plan benefits of the Equifax Inc. 401(k) Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smith & Howard

Atlanta, GA

June 24, 2013

1

EQUIFAX INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011

Assets
Investments, at fair value	$391,810,774	$321,969,586
Notes receivable from participants	7,918,937	7,464,254
Participant contributions receivable	79,652	69,470
Company contributions receivable	17,736,206	15,533,813
Net assets reflecting all investments at fair value	417,545,569	345,037,123

Adjustment From Fair Value to Contract Value for
Fully Benefit-Responsive Investment Contracts	(451,509)	(359,955)

Net Assets Available for Plan Benefits	$417,094,060	$344,677,168

The accompanying notes are an integral part of these financial statements.

2

EQUIFAX INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2012

Contributions
Employer	$17,736,739
Participant	25,160,860
Rollovers	2,111,694
45,009,293

Investment Income
Interest and dividend income	10,932,649
Net appreciation in fair value of investments	44,370,349
55,302,998

Interest Income on Notes Receivable from Participants	358,756

Deductions
Administrative and other expenses	(81,044)
Benefits paid to participants	(29,529,117)
(29,610,161)

Increase in Net Assets	71,060,886

Transfers In	1,356,006

Net Assets Available for Plan
Benefits at Beginning of Year	344,677,168

Net Assets Available for Plan
Benefits at End of Year	$417,094,060

The accompanying notes are an integral part of these financial statements.

3

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for a complete description of the Plan’s provisions. In case of any discrepancy between the summary plan document and the Plan document, the Plan document will govern.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (“Equifax” or the "Company") are eligible to participate in the Plan immediately upon employment.

During August 2011, Equifax Inc. acquired Data Vision. Effective March 5, 2012, the Data Vision 401(k) Retirement Plan merged with Equifax’s Plan and approximately $193,000 in assets were transferred into the Equifax Plan. During October 2011, Equifax Inc. acquired eThority. Effective April 2, 2012, the eThority 401(k) Retirement Plan merged with Equifax’s Plan and approximately $1,163,000 in assets were transferred into the Equifax Plan.

Contributions

Each participant may make contributions from 1% to 30% of his/her eligible compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax and/or an after-tax basis, subject to certain limits. In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits. These contributions are not eligible for Company matching contributions.

The Company matches 100% of the first 4% the employee contributes unless the employee is grandfathered into the Equifax Inc. Pension Plan. If the employee is grandfathered into the Equifax Inc. Pension Plan, the Company match is 50% on the first 6%.

There is a Direct Company Contribution for non-grandfathered employees. The direct contribution ranges from 1.5% to 4.0% of eligible compensation based upon the employee’s credited years of service with the Company.

4

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

Matching contributions are invested according to Company match investment elections or the participant pre-tax investment elections. If no investment elections are on file, matching contributions are invested into the Fidelity Freedom Funds based on the ages of the affected participants. Matching of after-tax contributions is net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn. Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. Pension Plan for a Plan year, are deductible under the Internal Revenue Code of 1986, as amended, (the "IRC") or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Vesting

Participants' accounts (including all Company match and employee contributions and earnings thereon) are at all times vested with such participants. The Direct Company Contribution is subject to a three year “cliff” vesting schedule based upon credited years of service when the employee terminates employment.

Administration

The trustee of the Plan is Fidelity Management Trust Company ("Trustee" or "Fidelity"). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company's Board of Directors and oversees the Plan's assets and operations.

Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as one collective trust. In addition, the participants have the option to invest their contributions in Equifax Inc. common stock.

5

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Benefits

Prior to a participant attaining age 59½, in-service withdrawals from the pre-tax portion of a participant's account are permitted only on the basis of financial hardship. Once participants attain age 59½, they may withdraw up to 100% of their account in one or more withdrawals. Once a participant's employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant's account balance. This lump-sum distribution is payable in cash.

If a participant's account balance is less than $1,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A voluntary lump sum distribution option is available to the participant for balances over $1,000 but less than $5,000.

The after-tax portion of a participant's account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's net earnings or losses, Company contributions, and the participant's contributions. Allocations of earnings or losses are based on relative account balances and investment elections, as defined.

Notes Receivable from Participants

The Plan permits loans to be made to participants which are secured by balances in the participant's account. Participants are permitted to have two loans outstanding at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant's account balance but not exceeding $50,000 in the aggregate. Loans are generally repaid through payroll deductions with a five year maximum limit, except for loans for purchases of a principal residence which may have terms up to 15 years. Interest rates are set at the date of the loan at the prime rate plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

6

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the interests of the participants shall be non-forfeitable on the termination date and these amounts and related investment income will be distributed to participants as soon as administratively feasible as required by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual Funds

Mutual funds represent investments with various investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2012 and 2011. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Collective Trust Fund

The Managed Income Portfolio is a common collective trust fund that is valued at the net asset value based on the last reported sales price of the underlying investments held. The Plan's interest in the collective trust is based on information reported by the investment advisor using the audited financial statements of the collective trust. The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

7

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income (Loss) Recognition (Continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. As required, the statements of net assets available for plan benefits as of December 31, 2012 and 2011 present the fair value of the investment contracts with a separate line item to adjust from fair value to contract value. The contracts are fully benefit-responsive.

Equifax Inc. Common Stock

Equifax Inc. common stock is valued at the quoted market prices as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Money Market Mutual Funds

Money market mutual funds are valued using the amortized cost or penny rounding method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared in conformity with GAAP and require the Plan's management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

8

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and notes receivable fees are paid by the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

Subsequent Events

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

NOTE 3 - FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs in which little or no market data exists (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

9

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Basis of Fair Value Measurement (Continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The table below represents fair value measurement hierarchy of the plan investment assets at fair value as of December 31:

	2012
	Level 1	Level 2	Level 3	Total
Mutual Funds
Foreign Large Value	$5,664,424	$-	$-	$5,664,424
Large Growth	19,600,068	-	-	19,600,068
Mid-Cap Growth	13,277,461	-	-	13,277,461
Diversified Emerging Markets	7,448,372	-	-	7,448,372
Intermediate Term Bond	36,312,486	-	-	36,312,486
Small Blend	9,482,508	-	-	9,482,508
Real Estate	6,144,119	-	-	6,144,119
Large Value	16,821,634	-	-	16,821,634
Mid-Cap Value	21,047,569	-	-	21,047,569
Natural Resources	450,036	-	-	450,036
Mid-Cap Blend	18,161,572	-	-	18,161,572
Foreign Large Blend	17,322,762	-	-	17,322,762
Retirement Income	3,641,995	-	-	3,641,995
Money Market	18,239,972	-	-	18,239,972
Large Blend	36,537,782	-	-	36,537,782
Target Date	92,002,565	-	-	92,002,565
Total mutual funds	322,155,325	-	-	322,155,325

Common Trust Funds
Stable Value Funds	-	15,777,465	-	15,777,465
Total common trust funds	-	15,777,465	-	15,777,465

Company Common Stock	53,877,984	-	-	53,877,984
Total	$376,033,309	$15,777,465	$-	$391,810,774

10

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Basis of Fair Value Measurement (Continued)

	2011
	Level 1	Level 2	Level 3	Total
Mutual Funds
Foreign Large Value	$4,439,331	$-	$-	$4,439,331
Large Growth	17,274,182	-	-	17,274,182
Mid-Cap Growth	21,375,040	-	-	21,375,040
Diversified Emerging Markets	6,688,493	-	-	6,688,493
Intermediate Term Bond	45,831,890	-	-	45,831,890
Small Blend	7,513,593	-	-	7,513,593
Large Value	14,138,917	-	-	14,138,917
Real Estate	3,606,003	-	-	3,606,003
Mid-Cap Value	17,149,423	-	-	17,149,423
Conservation Allocation	8,628,340	-	-	8,628,340
Mid-Cap Blend	15,310,720	-	-	15,310,720
Foreign Large Blend	14,221,605	-	-	14,221,605
Retirement Income	3,381,347	-	-	3,381,347
Money Market	18,551,713	-	-	18,551,713
Large Blend	13,160,733	-	-	13,160,733
Target Date	55,532,528	-	-	55,532,528
Total mutual funds	266,803,858	-	-	266,803,858

Common Trust Funds
Stable Value Fund	-	14,594,421	-	14,594,421
Total common trust funds	-	14,594,421	-	14,594,421

Company Common Stock	40,571,307	-	-	40,571,307
Total	$307,375,165	$14,594,421	$-	$321,969,586

11

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 4 - SIGNIFICANT INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31 are as follows:

	2012	2011
Company Common Stock	$53,877,984	$40,571,307
PIMCO Total Return Instl	21,479,249	(*)
Morgan Stanley, US Large Cap Growth	(*)	17,274,182
JP Morgan Mid Cap Value	21,047,569	(*)
Fidelity Freedom 2020K	22,864,731	(*)
Fidelity Freedom 2030K	31,908,000	18,002,980
Fidelity Retirement Government Money Market	(*)	18,551,713
Fidelity U.S. Bond Index	(*)	29,286,453
Spartan® US Equity Index	36,537,782	(*)

Individual investments noted with a (*) above did not represent 5% or more, as defined, of the Plan’s net assets in 2012 or 2011.

The net appreciation in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the period) and interest and dividends for the year ended December 31, 2012 are as follows:

	Net Appreciation	Interest and Dividends
Money market funds	$-	$1,799
Common/collective trusts	-	190,952
Company common stock	16,098,293	755,385
Mutual funds	28,272,056	9,984,513
	$44,370,349	$10,932,649

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

12

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities, money market funds and guaranteed investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan has received a updated determination letter from the Internal Revenue Service dated April 3, 2013 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes. The Plan administrator believes it is no longer subject to income tax examinations for the year prior to 2009.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 1,121,391 and 1,046,843 shares of the Company common stock at December 31, 2012 and 2011, respectively, with a fair value of $53,877,984 and $40,571,307, respectively. Dividends received by the Plan include dividends paid by Equifax Inc. All transactions in Equifax Inc. common stock qualify as party-in-interest transactions since Equifax Inc. is the Plan sponsor.

The Plan issues loans to participants, which are secured by the balances in the participants' accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

13

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value but are recorded at contract value in the Plan financial statements. The following is a reconciliation of net assets available for plan benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Company as of December 31:

	2012	2011
Net assets available for plan benefits per the financial statements	$417,094,060	$344,677,168
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	451,509	359,955
Net assets available for plan benefits per Form 5500	$417,545,569	$345,037,123

The following is a reconciliation of total investment income and expenses per the Plan financial statements to the amounts reflected in the Form 5500 as filed by the Company for the Plan year ended of December 31, 2012:

Net investment income and interest income on notes receivable from participants per the financial statements	$55,661,754
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	451,509
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	(359,955)
Total income on investments per Form 5500	$55,753,308

14

EQUIFAX INC. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

EMPLOYER IDENTIFICATION NUMBER: 58-0401110

PLAN NUMBER: 003

FORM: 5500

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	ABF	International Equity PA	N/A	$5,664,424
	Morgan Stanley Instl	U.S. Large Cap Growth	N/A	19,600,068
	Morgan Stanley Instl	Midcap Growth Adv	N/A	13,277,461
	Morgan Stanley Instl	Emerging Markets	N/A	7,448,372
	PIMCO	Total Return Instl	N/A	21,479,249
	RS Partners	Small Cap Blend	N/A	9,482,508
*	Equifax Inc.	Company Common Stock	N/A	53,877,984
*	Fidelity	Real Estate	N/A	6,144,119
*	Fidelity	Equity Income	N/A	120
*	Fidelity	Equity Income K	N/A	16,821,514
	JP Morgan	Mid Cap Value	N/A	21,047,569
	Van Eck	Global Hard Asset	N/A	450,036
*	Fidelity	Low-Priced Stock	N/A	18,161,572
*	Fidelity	Diversified International K	N/A	17,322,762
*	Fidelity	Freedom Income K	N/A	3,641,995
*	Fidelity	Freedom 2000 K	N/A	883,264
*	Fidelity	Freedom 2010 K	N/A	8,016,129
*	Fidelity	Freedom 2020 K	N/A	22,864,731
*	Fidelity	Freedom 2030 K	N/A	31,908,000
*	Fidelity	Freedom 2040 K	N/A	16,283,553
*	Fidelity	Freedom 2050 K	N/A	12,046,888
*	Fidelity	Retirement Government Money Market	N/A	18,239,972
*	Fidelity	Managed Income Portfolio	N/A	15,777,465
*	Fidelity	Spartan® US Equity Index	N/A	36,537,782
*	Fidelity	US Bond Index	N/A	14,833,237
				$391,810,774
*	Participants	Notes Receivable with variable maturities and interest rates from 4.25% to 10.25%	N/A	7,918,937

	Total Investments Held at End of Year			$399,729,711

	* Party-in-interest to the Plan as defined by ERISA

15

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Group Plans Administrative Committee, administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

	By:	Group Plans Administrative Committee

Date: June 25, 2013	By:	/s/ Coretha M. Rushing
Coretha M. Rushing Corporate Vice President and Chief Human Resource Officer; Chair of the Equifax Inc. Group Plans Administrative Committee, Plan Administrator

16

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

17